Karooooo Ltd.

10 Anson Road #12-14

International Plaza

Singapore 079903

March 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Mr. Jeff Kauten

Re:	Karooooo Ltd. Registration Statement on Form F-1 Registration No. 333- 253635

Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on March 31, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact John B. Meade of Davis Polk & Wardwell LLP at (212) 450-4077 or Roshni Banker Cariello of Davis Polk & Wardwell LLP at (212) 450-4421 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

KAROOOOO LTD.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

Via EDGAR

CC: John B. Meade, Davis Polk & Wardwell LLP

Roshni Banker Cariello, Davis Polk & Wardwell LLP